Exhibit 99.1

Report on review of interim condensed

consolidated financial statements

To the Board of Directors and Shareholders

XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheets of XP Inc. and its subsidiaries ("Company") as at June 30, 2022 and the related interim condensed consolidated statements of income and comprehensive income for the quarter and six-month period then ended, and the interim condensed consolidated statements of changes in equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with the accounting International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, August 9, 2022

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev

Contadora CRC 1SP245281/O-6

PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of June 30, 2022 and December 31, 2021 In thousands of Brazilian Reais

Assets	Note	June 30, 2022	December 31, 2021

Cash		3,244,141	2,485,641

Financial assets		156,827,328	127,745,263

Fair value through profit or loss		86,077,051	69,123,669
Securities	4	67,520,933	58,179,955
Derivative financial instruments	5	18,556,118	10,943,714

Fair value through other comprehensive income		36,182,599	32,332,377
Securities	4	36,182,599	32,332,377

Evaluated at amortized cost		34,567,678	26,289,217
Securities	4	8,177,857	2,238,807
Securities purchased under agreements to resell	3	4,811,826	8,894,531
Securities trading and intermediation	9	3,148,972	1,405,651
Accounts receivable		626,965	469,086
Loan operations	7	16,418,230	12,819,627
Other financial assets	15	1,383,828	461,515

Other assets		5,317,696	4,688,125
Recoverable taxes		176,769	153,316
Rights-of-use assets	12	258,268	284,509
Prepaid expenses	8	4,085,435	3,982,750
Other		797,224	267,550

Deferred tax assets	17	1,541,464	1,273,069
Investments in associates and joint ventures	11	2,230,031	2,013,365
Property and equipment	12	303,569	313,964
Goodwill and Intangible assets	12	812,220	820,975

Total assets		170,276,449	139,340,402

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of June 30, 2022 and December 31, 2021 In thousands of Brazilian Reais

Liabilities and equity	Note	June 30, 2022	December 31, 2021

Financial liabilities		113,550,401	91,358,151

Fair value through profit or loss		24,713,693	14,573,385
Securities	4	5,636,977	2,665,202
Derivative financial instruments	5	19,076,716	11,908,183

Evaluated at amortized cost		88,836,708	76,784,766
Securities sold under repurchase agreements	3	30,534,448	26,281,345
Securities trading and intermediation	9	15,272,083	15,597,555
Financing instruments payable	13	31,530,214	24,429,086
Accounts payables		475,570	867,526
Borrowings	14	1,829,376	1,928,782
Other financial liabilities	15	9,195,017	7,680,472

Other liabilities		40,415,500	33,533,688
Social and statutory obligations		985,307	1,022,212
Taxes and social security obligations		279,679	549,651
Private pension liabilities	16	39,101,548	31,921,400
Provisions and contingent liabilities	20	32,385	29,308
Other		16,581	11,117

Deferred tax liabilities	17	14,907	28,934

Total liabilities		153,980,808	124,920,773

Equity attributable to owners of the Parent company	18	16,292,230	14,416,836
Issued capital		24	23
Capital reserve		15,316,568	14,923,315
Other comprehensive income(loss)		(371,448)	(334,563)
Treasury shares		(418,269)	(171,939)
Retained earnings		1,765,355	-

Non-controlling interest		3,411	2,793

Total equity		16,295,641	14,419,629

Total liabilities and equity		170,276,449	139,340,402

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements of income and of comprehensive income

For the six and three months period ended June 30, 2022 and 2021

In thousands of Brazilian Reais, except earnings per share

		Six months period ended June 30,		Three months period ended June 30,
	Note	2022	2021	2022	2021

Net revenue from services rendered	21	2,817,504	3,055,671	1,552,552	1,601,015
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	21	567,639	(299,695)	712,240	(330,579)
Net income from financial instruments at fair value through profit or loss	21	3,165,204	2,890,150	1,164,208	1,747,649
Total revenue and income		6,550,347	5,646,126	3,429,000	3,018,085

Operating costs	22	(1,822,726)	(1,675,059)	(958,442)	(837,624)
Selling expenses	23	(58,492)	(106,319)	(39,310)	(61,901)
Administrative expenses	23	(2,770,440)	(2,081,173)	(1,477,738)	(1,114,895)
Other operating income (expenses), net	24	(6,928)	89,896	(6,970)	71,534
Expected credit losses	10	(27,837)	(57,006)	(1,410)	(53,551)
Interest expense on debt		(125,164)	(29,489)	(77,050)	(19,972)
Share of profit (loss) in joint ventures and associates	11	(15,073)	(335)	(832)	749

Income before income tax		1,723,687	1,786,641	867,248	1,002,425

Income tax credit (expense)	17	43,145	(121,218)	45,335	(71,150)

Net income for the period		1,766,832	1,665,423	912,583	931,275

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(22,174)	(10,352)	29,367	(36,665)
Gains (losses) on net investment hedge		14,838	10,883	(32,655)	31,626
Changes in the fair value of financial assets at fair value through other comprehensive income		(24,702)	(233,672)	(71,310)	(11,073)

Other comprehensive income (loss) for the period, net of tax		(32,038)	(233,141)	(74,598)	(16,112)

Total comprehensive income for the period		1,734,794	1,432,282	837,985	915,163

Net income attributable to:
Owners of the Parent company		1,765,355	1,664,312	911,251	930,644
Non-controlling interest		1,477	1,111	1,332	631

Total comprehensive income attributable to:
Owners of the Parent company		1,733,317	1,431,171	836,653	914,532
Non-controlling interest		1,477	1,111	1,332	631

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	26	3.1583	2.9770	1.6310	1.6647
Diluted earnings per share	26	3.0599	2.9071	1.5800	1.6262

ndensed consolidated statements of income and other comprehensive income

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of changes in equity For the six months period ended June 30, 2022 and 2021 In thousands of Brazilian Reais

		Atributable to owners of the Parent
			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income (loss)	Retained Earnings	Treasury Shares	Total	Non-Controlling interest	Total Equity

Balances at December 31, 2020		23	6,821,176	3,842,766	230,644	-	-	10,894,609	3,005	10,897,614
Comprehensive income for the period
Net income for the period		-	-	-	-	1,664,312	-	1,664,312	1,111	1,665,423
Other comprehensive income, net		-	-	-	(233,141)	-	-	(233,141)	-	(233,141)
Transactions with shareholders - contributions and distributions
Share based plan	25	-	-	266,123	-	-	-	266,123	2	266,125
Other changes in equity, net		-	-	(3,761)	(94)	-	-	(3,855)	2,220	(1,635)
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	-	(2,998)	(2,998)
Balances at June 30, 2021		23	6,821,176	4,105,128	(2,591)	1,664,312	-	12,588,048	3,340	12,591,388

Balances at December 31, 2021		23	6,821,176	8,102,139	(334,563)	-	(171,939)	14,416,836	2,793	14,419,629
Comprehensive income for the period
Net income for the period		-	-	-	-	1,765,355	-	1,765,355	1,477	1,766,832
Other comprehensive income, net		-	-	-	(32,038)	-	-	(32,038)	-	(32,038)
Transactions with shareholders - contributions and distributions
Share based plan	25	-	-	318,348	-	-	-	318,348	475	318,823
Other changes in equity, net		-	-	-	(4,847)	-	-	(4,847)	-	(4,847)
Private issuance of shares	18	1	74,905	-	-	-	-	74,906	-	74,906
Treasury shares		-	-	-	-	-	(246,330)	(246,330)	-	(246,330)
Allocations of the net income for the period								-
Dividends distributed		-	-	-	-	-	-	-	(1,334)	(1,334)
Balances at June 30, 2022		24	6,896,081	8,420,487	(371,448)	1,765,355	(418,269)	16,292,230	3,411	16,295,641

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of cash flows For the six months period ended June 30, 2022 and 2021 In thousands of Brazilian Reais

		Six months ended June 30,
	Note	2022	2021
Operating activities
Income before income tax		1,723,687	1,786,641

Adjustments to reconcile income before income taxes
Depreciation of property and equipment and right-of-use assets	12	58,975	30,033
Amortization of intangible assets	12	57,631	97,946
Loss on write-off of property, equipment and intangible assets and lease, net	12	6,014	5,379
Share of profit or (loss) in joint ventures and associates	11	15,073	335
Expected credit losses on financial assets		27,837	57,006
(Reversal of) Provision for contingencies, net	20	2,268	3,850
Net foreign exchange differences		(350,070)	(75,225)
Share based plan	25	318,823	266,125
Interest accrued		151,100	25,640

Changes in assets and liabilities
Securities (assets and liabilities)		(17,274,292)	1,324,529
Derivative financial instruments (assets and liabilities)		(417,031)	644,629
Securities trading and intermediation (assets and liabilities)		(2,079,012)	(1,225,936)
Securities purchased (sold) under resale (repurchase) agreements		8,336,381	(17,325,787)
Accounts receivable		(172,626)	113,131
Loan operations		(3,599,411)	(4,047,367)
Prepaid expenses		(102,685)	(1,493,615)
Other assets and other financial assets		(1,431,258)	(2,339,987)
Accounts payable		(414,380)	326,083
Financing instruments payable		7,462,241	5,625,488
Social and statutory obligations		(36,905)	184,615
Tax and social security obligations		(207,082)	93,411
Private pension liabilities		7,180,148	8,657,658
Other liabilities and other financial liabilities		1,630,796	6,576,459

Cash from/(used in) operations		886,222	(688,959)

Income tax paid		(294,878)	(304,856)
Contingencies paid	20	(1,272)	(2,078)
Interest paid		(102,222)	(4,013)
Net cash flows (used in) from operating activities		487,850	(999,906)

Investing activities
Acquisition of property and equipment	12	(20,600)	(51,760)
Acquisition of intangible assets	12	(15,481)	(194,291)
Acquisition of subsidiaries, net of cash acquired		(15,399)	(857)
Acquisition of associates and joint ventures	11	(181,163)	(60,280)
Net cash flows used in investing activities		(232,643)	(307,188)

Financing activities
Acquisitions of borrowings	30	-	1,570,639
Acquisition of treasury shares	18c	(246,330)	-
Payments of borrowings and lease liabilities	30	(51,337)	(41,175)
Payment of debt securities in issue	30	(175,999)	-
Issuance of debentures	30	25,724	500,018
Repurchase/payment of debentures		-	(167,052)
Transactions with non-controlling interests		-	(1,635)
Dividends paid to non-controlling interests		(1,334)	(2,998)
Net cash flows from (used in) financing activities		(449,276)	1,857,797

Net increase in cash and cash equivalents		(194,069)	550,703
Cash and cash equivalents at the beginning of the period		3,751,861	2,660,388
Effects of exchange rate changes on cash and cash equivalents		(21,459)	6,143
Cash and cash equivalents at the end of the period		3,536,333	3,217,234
Cash		3,244,141	1,237,456
Securities purchased under agreements to resell	3	74,373	1,802,297
Interbank certificate deposits	4	217,819	177,481

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

1.	Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is Ugland House, 121 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. is a holding company controlled by XP Control LLC, which holds 66.17% of voting rights and is controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These unaudited interim condensed consolidated financial statements as of June 30, 2022 were approved by the Board of Director’s meeting on August 5, 2022.

1.1	Ukraine conflicts

In February 2022 the invasion of Ukraine by Russia generated international sanctions taken by the United States and North Atlantic Treaty Organization (“NATO”) that had an impact on regional and global economies. Such events could have an adverse effect on Company’s business and financial performance, through increased worldwide inflation, increased costs of compliance, higher volatility in foreign currency exchange rates and increases in expected credit losses from our clients that sell goods to Russia counterparties. The impact is compounded by the decision of some global companies to limit or cease operations in Russia. We do not expect a material impact to our financial position and results of operation if the situation escalates.

1.2	Share buy-back program

In May 2022, the Board of Directors approved a share buy-back program. Under the program, XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 12, 2022 continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions. As of June 30, the company purchased 1,228,083 shares (equivalent to R$129 million), which were acquired at an average price of US$20.52 per share, with prices ranging from US$18.05 to US$23.11.

As of June 30, 2022, the repurchase program corresponded to approximately 0.4% of the entity's capital stock.

1.3	Share purchase agreement with Itau

On June 8, XP has signed a share purchase agreement with Itaú Unibanco. Under this agreement, XP purchased 1,056,308 outstanding Class B common shares from Itaú Unibanco, equivalent to approximately U$24 million, or U$22.65 per share – the same price for which Itaú Unibanco sold 6,783,939 Class A shares on June 7, 2022. This transaction is not part of the share buy-back program announced by XP on May 11, 2022.

2.	Basis of preparation and changes to the Group’s accounting policies

a)	Basis of preparation

The unaudited interim condensed consolidated financial statements as of June 30, 2022 and for six months period ended June, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2021. The list of notes that were not presented in this unaudited interim condensed is described below:

Note to financial statements of December 31, 2021	Description
3.	Summary of significant accounting policies
4.	Significant estimated and judgements
5.	Group structure
11.	Accounts receivable
12.	Recoverable taxes
21.	Social and Statutory obligations
22.	Tax and social security obligations
26. (a)	Key-person management compensation
35. (b) to (f)	Management of financial risks and financial instruments

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the new accounting policies adopted for the current interim reporting period, see Note 2 (b).

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s presentation currency and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

b)	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2021, except for the adoption of new standards effective as of 1 January 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2022, but do not have a material impact on the interim condensed consolidated financial statements of the Group.

c)	Basis of consolidation

There were no changes since December 31, 2021 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements. The following entity was incorporated by the Group during the six month period ended June 30, 2022:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	June 30, 2022	December 31, 2021

Indirectly controlled
XP Ativos Digitais Intermediações S.A (ii)	Brazil	Digital Assets	100%	-

XP Phalanx CT Fund	Cayman Islands	Digital Assets	100%	-

(i)	The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.

(ii)	New subsidiaries that commenced operations during the six months period ended on June 30, 2022.

d)	Interests in associates and joint ventures

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively.

(i)	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

(ii)	Interests in associates and joint ventures measured at fair value

The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Managers and XP FIP Endor, which are considered to be venture capital organizations. In determining whether the fund meets the definition of a venture capital organization, management considered the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolio is evaluated and managed considering a fair value basis of each investment.

(iii)	Joint ventures

The Group has joint ventures whereby the parties that have joint control of the arrangement have rights to the net assets.

(iv)	Equity method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction of the carrying amount of the investment.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates and joint ventures decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in income, when appropriate.

e)	Business combinations and other developments

a)	Business combinations

(i)	Banco Modal S.A

On January 6, 2022, the Group entered into a binding agreement to acquire up to 100% of the total share of Banco Modal which will be paid with up to 19.5 million newly issued XP Inc. Class A shares or Brazilian Depository Receipts (BDR), implying a premium of 35% over Banco Modal’s last thirty days average price. The companies share the common goal of exceeding clients’ expectations and democratizing access to high quality and low-cost financial products and services. The acquisition is expected to deliver solid and sustainable accretion to the shareholders of both companies. As of June 30, 2022, the acquisition is pending approval of the Brazilian Central Bank (BACEN) and the Securities and Exchange Commission (SEC).The transaction was approved by Administrative Council for Economic Defense (CADE) in July, 2022.

(ii)	Habitat

On February 25, 2022, we entered into a binding agreement to acquire 100% of the total capital of Habitat Capital Partners Asset Management, a manager focused on real estate funds. The asset was created with a focus on real estate operations outside the major Brazilian centers and with a strategy of monitoring the entire process in-house, from securitization to control of collection processes. The closing occurred in May 2022, and the acquisition is not considered material for XP Inc. interim consolidated financial statements. The purchase price of R$ 42,943 was preliminarly mostly allocated to goodwill (see Note 12), representing the value of expected synergies arising from the acquisition.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

In addition, the Company incurred in direct costs for the business combinations which were expensed as incurred.

b)	Other developments

(i) SPAC Transactions

On April 25, 2022, the Group finished its discussions with the target company and announced the purchase of the Brazilian biotechnology company SuperBac, which will thus be listed on the US stock exchange. The business combination needs to be approved by the spac’s shareholders in a special shareholder meeting, which is expected to take place during 3Q22. As of 30 June 2022, there are no impacts on the financial statement related to this transaction.

(ii) Minority stake acquisitions

As of June 30, 2022, XP Inc. entered in agreements through our proprietary funds to acquire a minority stake in (i) Suno Controle S.A. and TMRF Consultoria LTDA., companies within the same economic group which produces free financial content including analyses, news, books, courses, among others, and also distributes paid content through a digital ecosystem, offering personal financial data consolidation, investment recommendations, and advisory (note 2(ii)); (ii) Estratégia & Timing, which main activity is advisory, consulting, guidance and educational operational assistance in the financial area for business and investment management; (iii) Etrnity which is a holding company used as an exclusive vehicle to participate, directly or indirectly, in companies that act or will act in the financial and capital markets; (iv) AZ Quest which is one of the largest and most traditional independent asset management companies in Brazil; (v) Direto S.A., a real estate loan startup and (vi) Inside, with content on product reviews linked to variable income and with accessible language for the retail public.

(iii) New digital assets trading platform

On May 12, XP announced the creation of XTAGE, a new trading platform for digital assets in collaboration with Nasdaq, a global leading technology company serving the capital markets and other industries. As of June 30, 2022 the transactions from this platform are not material.

f)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and joint ventures. Disaggregated information is only reviewed at the revenue level (Note 21), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 21 (c) for a breakdown of total revenue and income and selected assets by geographic location.

g)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set in the consolidated financial statements for the year ended December 31, 2021.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

3.	Securities purchased (sold) under resale (repurchase) agreements

	June 30, 2022	December 31, 2021

Available portfolio	137,701	3,322,254
National Treasury Notes (NTNs) (i)	-	2,671,122
National Treasury Bills (LTNs) (i)	1,446	544,546
Debentures (ii)	50,606	37,688
Real Estate Receivable Certificates (CRI) (ii)	57,168	43,397
Financial credit bills (LF)	28,481	25,501

Collateral held	4,676,121	5,574,846
National Treasury Notes (NTNs) (i)	1,517,386	1,556,303
Debentures (ii)	691,908	906,519
Real Estate Receivable Certificates (CRI) (ii)	2,120,367	2,586,893
Financial credit bills (LF)	344,440	525,131
Other	2,020	-

Expected Credit Loss (iii)	(1,996)	(2,569)

Total	4,811,826	8,894,531

(i)	Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated in the subsidiary XP CCTVM and in exclusive funds and were carried out at an average fixed rate of 12.73% p.a. (9.15% p.a. as of December 31, 2021).

(ii)	Refers to fixed-rate fixed-income and low-risk investments collateral-backed.

(iii)	The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

As of June 30, 2022, R$74,373 (December 31, 2021 - R$1,071,328) from the total amount of available portfolio is being presented as cash equivalents in the statements of cash flows.

a)	Securities sold under repurchase agreements

	June 30, 2022	December 31, 2021
National Treasury Bills (LTNs)	12,101,698	3,325,188
National Treasury Notes (NTNs)	7,256,412	10,098,672
Financial Treasury Bills (LFTs)	6,173,258	7,515,712
Debentures	732,664	553,953
Real Estate Receivable Certificates (CRI)	3,953,504	4,324,155
Financial credit bills (LF)	316,912	463,665
Total	30,534,448	26,281,345

As of June 30, 2022, securities sold under repurchase agreements were agreed with average interest rates of 11.24% p.a. (December 31, 2021 – 9.14% p.a.), with assets pledged as collateral.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

4.	Securities

a)	Securities classified at fair value through profit and loss:

			June 30, 2022			December 31, 2021
	Gross carrying amount	Fair value	Group portfolio	Pension fund related assets (i)	Gross carrying amount	Fair Value	Group portfolio	Pension fund related assets (i)
Financial assets
At fair value through profit or loss	66,020,081	66,368,993	27,314,811	39,054,181	56,899,391	56,985,365	24,982,206	32,003,159
Available portfolio
Brazilian government bonds	17,194,199	17,374,931	14,837,398	2,537,533	15,577,753	15,582,410	12,708,187	2,874,223
Investment funds	36,053,774	36,053,773	2,541,647	33,512,125	28,494,662	28,494,662	2,184,461	26,310,201
Stocks issued by public-held company	3,626,200	3,626,200	3,148,932	477,268	4,768,724	4,768,724	4,059,183	709,541
Debentures	4,231,472	4,281,518	2,430,723	1,850,795	4,493,406	4,522,150	3,091,370	1,430,780
Structured transaction certificate	234,920	257,942	257,942	-	235,794	270,225	270,225	-
Bank deposit certificates (ii)	1,738,329	1,774,466	1,761,669	12,797	352,770	356,313	331,605	24,708
Agribusiness receivables certificates	1,216,950	1,231,643	1,231,199	444	573,374	579,224	579,224	-
Certificate of real estate receivable	508,273	515,933	515,933	-	568,347	575,717	575,717	-
Financial credit bills	654,242	689,921	58,861	631,060	663,236	669,819	28,661	641,158
Others (iv)	561,722	562,666	530,507	32,159	1,171,325	1,166,121	1,153,573	12,548
Investments held in trust accounts	1,151,940	1,151,940	1,151,940	-	1,194,590	1,194,590	1,194,590	-
US government bonds (iii)	1,151,940	1,151,940	1,151,940	-	1,194,590	1,194,590	1,194,590	-
Total	67,172,021	67,520,933	28,466,751	39,054,181	58,093,981	58,179,955	26,176,796	32,003,159

(i)	Those financial products represent investment contracts that have the legal form of private pension plans, which do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”).

(ii)	Bank deposit certificates include R$217,819 (December 31, 2021 – R$ 194,892) presented as cash equivalents in the statements of cash flows.

(iii)	Related to investments received through IPO transactions derived by XPAC Acquisition Corp. These funds are restricted for use and may only be used for purposes of completing an initial business combination or redemption of public shares as set forth in XPAC Acquisition Corp. trust agreement.

(iv)	Mainly related to bonds issued and traded overseas and other securities.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

Securities at fair value through other comprehensive income are presented in the following table:

	June 30, 2022		December 31, 2021
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets
At fair value through other comprehensive income
Brazilian government bonds	35,484,066	34,697,769	32,725,011	31,868,878
Bonds	1,595,863	1,484,830	458,755	463,499
Total	37,079,929	36,182,599	33,183,766	32,332,377

b)	Securities evaluated at amortized cost are presented in the following table:

	June 30, 2022		December 31, 2021
	Gross carrying amount	Book value	Gross carrying amount	Book value
Financial assets
At amortized cost (i)
Brazilian government bonds	6,318,811	6,318,811	-	-
Bonds	1,741,775	1,741,775	1,871,273	1,868,776
Rural product note	117,271	117,271	328,638	328,638
Debentures	-	-	41,393	41,393
Total	8,177,857	8,177,857	2,241,304	2,238,807

(i) Includes expected credit losses in the amount of R$ 3,536 (December 31, 2021 – R$ 2,497). The reconciliation of gross carrying amount and the expected credit loss are presented in the Note 10.

c)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	June 30, 2022		December 31, 2021
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities loaned	5,145,883	5,145,883	2,146,398	2,146,398
Total	5,145,883	5,145,883	2,146,398	2,146,398
d)	Debentures designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos, issued non-convertible Debentures, in the aggregate amount of R$ 500,018, with the objective of funding the Group’s working capital for the construction of “Vila XP” at São Roque, State of São Paulo and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (brazilian inflation index) plus 5% p.a.

	June 30, 2022		December 31, 2021
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial liabilities
At fair value through profit or loss
Debentures	566,593	491,094	536,881	518,804
Total	566,593	491,094	536,881	518,804

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the period ended of June 30, 2022.

Determination of own credit risk for items for which the fair value option was elected

The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.

e.1) Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of June 30, 2022 for instruments for which the fair value option has been elected.

			June 30, 2022
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding
Long-term debt
Debentures	566,593	491,094	(75.499)

e)	Securities classified by maturity:

		Assets		Liabilities
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021

Financial assets
At fair value through PL and at OCI
Current	60,310,759	47,431,624	5,145,883	2,146,398
Non-stated maturity	36,363,912	31,425,792	5,145,883	2,146,398
Up to 3 months	9,182,092	4,556,261	-	-
From 4 to 12 months	14,764,755	11,449,571	-	-

Non-current	43,392,773	43,088,235	491,094	518,804
After one year	43,392,773	43,088,235	491,094	518,804

Evaluated at amortized cost
Current	5,477,249	1,891,889	-	-
Up to 3 months	2,674,864	1,698,760	-	-
From 4 to 12 months	2,802,385	193,129	-	-

Non-current	2,700,608	349,415	-	-
After one year	2,700,608	349,415	-	-

Total	111,881,389	92,761,163	5,636,977	2,665,202

The reconciliation of expected loss to financial assets at amortized cost – securities according with IFRS 9 is demonstrated in Note 10.

5.	Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

	June 30, 2022
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	1,443,521,964	6,111,648	89	1,810,053	1,925,200	2,376,395
Swap contracts	27,402,958	2,295,538	2	548,111	218,690	1,528,737
Forward contracts	16,316,715	9,767,241	1	793,545	2,426,850	6,546,846
Future contracts	130,607,949	381,691	8	231	35,750	345,710
Total	1,617,849,586	18,556,118	100	3151,940	4,606,490	10,797,688

Liabilities
Options	996,067,614	7,271,976	92	1,627,506	1,447,448	4,197,022
Swap contracts	21,048,793	1,987,868	2	347,910	604,576	1,035,382
Forward contracts	19,305,910	9,558,081	2	500,047	2,436,857	6,621,177
Future contracts	43,562,720	252,733	4	746	896	251,091
Others (i)	84,184	6,058	0	6,058	-	-
Total	1,080,069,221	19,076,716	100	2,482,267	4,489,777	12,104,672

	December 31, 2021
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Swap contracts	75,380,631	2,577,311	7	73,016	259,300	2,244,995
Forward contracts	88,107,328	1,601,167	18	404,764	216,895	979,508
Future contracts	11,932,285	194,910	24	21,891	3,275	169,745
Options	371,849,357	6,570,326	51	1,474,816	2,281,088	2,814,421
Total	547,269,601	10,943,714	100	1,974,487	2,760,558	6,208,669

Liabilities
Options	311,295,196	8,112,055	69	1,941,553	1,937,725	4,232,777
Forward contracts	44,968,097	1,057,426	18	62,935	68,398	926,093
Future contracts	13,041,450	157,710	10	6	4,814	152,890
Swap contracts	82,520,691	2,561,327	3	113,754	240,005	2,207,568
Others (i)	84,184	19,665	-	19,665	-	-
Total	451,909,618	11,908,183	100	2,137,913	2,250,942	7,519,328

(i)	Related to Public Warrants and Private placement Warrants liabilities issued by XPAC Acquisition Corp.

6.	Hedge accounting

The Group has three types of hedge relationships: hedge of net investment in foreign operations; fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variation;

•	Stock Grant Charges: Risk of volatility in XP Inc stock prices, listed on NASDAQ.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

a)     Hedge of net investment in foreign operations

In the period ended June 30, 2022, the objective for the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holdings International and XP Advisors Inc.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non Deliverable Forward (“NDF”) contracts.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
Strategies	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

	Assets	Liabilities
June 30, 2022
Foreign exchange risk
Hedge of net investment in foreign operations	316,716	-	(19,197)	497,872	19,432
Total	316,716	-	(19,197)	497,872	19,432

December 31, 2021
Foreign exchange risk
Hedge of net investment in foreign operations	310,069	-	19,474	440,022	(18,758)
Total	310,069	-	19,474	440,022	(18,758)

b)	Fair value hedge

The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.

The group applies fair value hedges as follows:

•	Hedging the exposure of Fixed-Income securities carried out through structured operations certificates. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro).

The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A, seeking to obtain the closest match deadlines and volumes as possible.

•	Hedging to protect the change in the fair value of the exchange risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) recognized in the balance sheet of XP Inc in July 2021 by contracting derivatives (DI1 Futuro).

•	Hedging the exposure of Fixed-Income securities carried out through sovereign and corporate bonds issued in local or foreign currencies, mainly US Dollars. The market risk hedge strategy involves avoiding temporary fluctuations in statement of income arising from changes in the interest rate market. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DDIs, DOL Fut and DI1 Futuro).

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
Strategies	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
June 30, 2022
Interest rate and foreign exchange risk
Structured Notes	-	8,416,503	604,833	8,431,701	(607,248)
Issued Bonds	-	3,978,034	250,569	3,749,663	(261,668)
Fixed income bonds	6,438,596	-	(56,526)	6,146,259	59,033
Total	6,438,596	12,394,537	798,876	18,327,623	(809,883)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

	Hedged item			Hedge instrument
Strategies	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
December 31, 2021
Interest rate and foreign exchange risk
Structured Notes	-	7,635,838	493,728	7,608,546	(481,464)
Issued Bonds	-	1,628,492	12,462	1,689,453	(13,727)
Total	-	9,264,330	506,190	9,297,999	(495,191)

c)	Cash flow hedge

In March 2022, XP Inc recorded a new hedge structure, in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share based compensation plans using SWAP-TRS contracts. The transaction have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. Labor tax payments are due upon delivery of shares to employees under share based compensation plans and are directly related to share price at that time.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
Strategies	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
June 30, 2022
Market price risk
Hedge of cash flow	-	329,496	174,968	327,467	(174,968)
Total	-	329,496	174,968	327,467	(174,968)

The table below presents, for each strategy, the nominal value and the adjustments to the fair value of the hedging instruments and the book value of the hedged object:

					June 30, 2022
Hedge Instruments	Notional amount	Book value (i)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Futures	17,967,854	6,438,596	12,040,095	(766,498)	(10,098)
Foreign exchange risk
Futures	857,641	316,716	354,442	(23,953)	(674)
Market price risk
Swaps	327,467	-	329,496	(174,968)	(74)

					December 31, 2021
Hedge Instruments	Notional amount	Book value (i)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Futures	8,861,195	-	8,830,343	(491,649)	10,995
Foreign exchange risk
Futures	876,826	310,069	433,987	(22,300)	720

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

(i)	Amounts recorded within the financial statement line “Derivative financial instruments”. See Note 5.

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	June 30, 2022			December 31, 2021
Strategies	Hedge instruments		Hedge item	Hedge instruments		Hedge item
	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value
Hedge of Fair Value	18,327,623	(809,883)	798,876	9,297,999	(495,191)	506,190
Hedge of net investment in foreign operations	497,872	19,432	(19,197)	440,022	(18,758)	19,474
Hedge of Cash Flow	327,467	(174,968)	174,968	-	-	-
Total	19,152,962	(965,419)	954,647	9,738,021	(513,949)	525,664

The table below shows the breakdown notional value by maturity of the hedging strategies:

	June 30, 2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of Fair Value	(97,461)	418,728	1,034,867	5,314,271	9,101,649	2,555,569	18,327,623
Hedge of net investment in foreign operations	504,943	-	(7,071)	-	-	-	497,872
Hedge of Cash Flow	327,467	-	-	-	-	-	327,467
Total	734,949	418,728	1,027,796	5,314,271	9,101,649	2,555,569	19,152,962

	December 31, 2021
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of Fair Value	136,636	276,219	478,745	972,199	4,510,125	2,924,075	9,297,999
Hedge of net investment in foreign operations	384,217	-	-	55,805	-	-	440,022
Total	520,853	276,219	478,745	1,028,004	4,510,125	2,924,075	9,738,021

7.	Loan operations

Following are the breakdown of the carrying amount of loan operations by class, sector of debtor and maturity:

Loans by type	June 30, 2022	December 31, 2021
Pledged asset loan
Retail	8,879,114	7,296,172
Corporate	3,138,990	1,887,649
Credit card	3,495,819	2,605,598
Non-pledged loan
Retail	505,860	117,032
Corporate	423,665	937,586
Total loans operations	16,443,448	12,844,037
Expected Credit Loss (Note 10)	(25,218)	(24,410)
Total loans operations, net of Expected Loss	16,418,230	12,819,627

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

By maturity	June 30, 2022	December 31, 2021
Due in 3 months or less	1,439,296	2,539,387
Due after 3 months through 12 months	4,381,290	2,081,563
Due after 12 months	10,622,862	8,223,087
Total loans operations	16,443,448	12,844,037
By concentration
	June 30, 2022	December 31, 2021
Largest debtor	240,836	227,229
10 largest debtors	1,245,395	1,162,802
20 largest debtors	1,854,504	1,721,591
50 largest debtors	2,846,762	2,793,814
100 largest debtors	3,781,457	3,899,644

XP Inc offers loan products through Banco XP to its customers. The loan products offered to its customers are mainly fully collateralized by customers’ investments on XP platform and credit product strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.

The reconciliation of loans operations according with IFRS 9 is demonstrated in Note 10.

8.	Prepaid expenses

	June 30, 2022	December 31, 2021
Commissions and premiums paid in advance (a)	3,849,922	3,737,354
Marketing expenses	15,147	28,147
Services paid in advance	23,908	41,990
Other expenses paid in advance	196,458	175,259
Total	4,085,435	3,982,750

Current	792,973	251,973
Non-current	3,292,462	3,730,777

(a) Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the statement of income of the Company, linearly, according to the investment term period.

9.	Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	June 30, 2022	December 31, 2021
Cash and settlement records	684,879	107,246
Debtors pending settlement	2,556,300	1,380,393
(-) Expected losses on Securities trading and intermediation (a)	(92,207)	(81,988)
Total Assets	3,148,972	1,405,651

Cash and settlement records	1,065,213	365,700
Creditors pending settlement	14,206,870	15,231,855
Total Liabilities	15,272,083	15,597,555

(a) The reconciliation of gross carrying amount and the expected loss according with IFRS 9 were demonstrated in Note 10.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

10.	Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

It is presented below the reconciliation of gross carrying amount of Financial assets through other comprehensive income and Financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three stage model, the low credit risk simplification and the simplified approach and the ECLS as of June 30, 2022:

			June 30, 2022
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i) (vi)	36,182,599	(8,185)	36,174,414
Financial assets amortized cost
Low credit risk simplification
Securities (i)	8,181,393	(3,536)	8,177,857
Securities purchased under agreements to resell (i)	4,813,822	(1,996)	4,811,826
Three stage model
Loans and credit card operations (ii) (iii)(iv)	16,443,448	(22,287)	16,421,161
Simplified approach
Securities trading and intermediation	3,241,179	(92,207)	3,148,972
Accounts Receivable	648,243	(21,278)	626,965
Other financial assets	1,434,433	(50,605)	1,383,828

Total losses for on-balance exposures	70,945,117	(200,094)	70,745,023

Off-balance exposures (v)	2,556,355	(2,931)	2,553,424

Total exposures	73,501,472	(203,025)	73,298,447

(i)	Financial assets considered in Stage 1.

(ii)	As of June 30, 2022 are presented in Stage 1: Gross amount of R$ 15,313,796 and ECL of R$ 9,078, Stage 2: Gross amount of R$ 1,120,231 and ECL of R$ 5,852, Stage 3: Gross amount of R$9,421 and ECL 7,357 of R$ respectively.

(iii)	As of June 30, 2022 there were transfers between Stage 1 to Stage 2 of R$ 376,251, Stage 1 to Stage 3 of R$95, Stage 2 to Stage 1 of R$ 119,361, Stage 2 to Stage 3 of R$ 4,893, Stage 3 to Stage 1 of R$ 3 and Stage 3 to Stage 2 of R$ 16.

(iv)	As of June 30, 2022 there were transfers between Stage 1 to Stage 2 of R$ 2,360, Stage 1 to Stage 3 of R$ 44, Stage 2 to Stage 1 of R$ 223 and Stage 2 to Stage 3 of R$ 3,065.

(v)	Include credit cards limits and securities.

(vi)	The impairment loss allowance for ECL of R$ 8,185 on securities at fair value through other comprehensive income does not reduce the carrying amount, but an amount equal to the allowance is recognized in OCI as an accumulated impairment amount, with corresponding impairment gains or losses recognized in the statement of income.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

			December 31, 2021
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i)	32,339,904	(7,527)	32,332,377
Financial assets amortized cost
Low credit risk simplification
Securities (i)	2,241,304	(2,497)	2,238,807
Securities purchased under agreements to resell (i)	8,897,100	(2,569)	8,894,531
Three stage model
Loans and credit card operations (ii) (iii)(iv)	12,844,037	(23,396)	12,820,641
Simplified approach
Securities trading and intermediation	1,487,639	(81,988)	1,405,651
Accounts Receivable	475,617	(6,531)	469,086
Other financial assets	511,181	(49,666)	461,515

Total losses for on-balance exposures	58,796,782	(174,174)	58,622,608

Off-balance exposures (credit card limits) (v)	1,367,399	(1,014)	1,366,385

Total exposures	60,164,181	(175,188)	59,988,993

(i)	Financial assets considered in Stage 1.

(ii)	As of December 31, 2021 are presented in Stage 1: Gross amount of R$ 12,153,549 and ECL of R$ 13,957, Stage 2: Gross amount of R$ 686,994 and ECL of R$ 7,242, Stage 3: Gross amount of R$3,494 and ECL of R$ 2,197 respectively.

(iii)	As of December 31, 2021 there were transfers between Gross amount Stage 1 to Stage 2 of R$ 667,692, Stage 1 to Stage 3 of R$3,494 and Stage 2 to Stage 1 of R$ 211,648.

(iv)	As of December 31, 2021 there were transfers between ECL Stage 1 to Stage 2 of R$ 6,926, Stage 1 to Stage 3 of R$ 6,926 and Stage 2 to Stage 1 of R$ 225.

(v)	As of December 31, 2021, there were no transfers between stages.

11.	Investments in associates and joint ventures

Set out below are the associates and joint ventures of the Group as of June 30, 2022 and December 31, 2021.

Entity	December 31, 2021	Changes in Equity	Equity in earnings / Fair value	Other comprehensive income	Goodwill	June 30, 2022
Equity-accounted method
Associates (ii.a)	790,744	(24,257)	(14,854)	(797)	-	750,836
Joint ventures (ii.b)	1,197	1,073	(219)	(31)	-	2,020
Measured at fair value						-
Associates (iii)	1,221,424	181,746	74,005	-	-	1,477,175
Total	2,013,365	158,562	58,932	(828)		2,230,031

Entity	December 31, 2020	Changes in Equity	Equity in earnings / Fair value	Other comprehensive income	Goodwill (i)	June 30, 2021
Equity-accounted method
Associates (ii.a)	697,924	4,990	(3,122)	(96)	66,987	766,683
Joint ventures (ii.b)	1,983	-	2,787	341	-	5,111
Total	699,907	4,990	(335)	245	66,987	771,794

(i) Refers to acquisitions of associates and joint ventures. The goodwill recognized includes the amount of expected synergies arising from the investments and includes an element of contingent consideration.

(ii) As of June 30, 2022, includes the interests in the total and voting capital of the following companies:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

(a) Associates - Wealth High Governance Holding de Participações S.A. 49.9% total and voting capital on June 30, 2022 and December 31, 2021); Primo Rico Mídia, Educacional e Participações Ltda. (29.3% of the total and voting capital on June 30, 2022 and December 31, 2021; NK112 Empreendimentos e Participações S.A. (49.9% of the total and voting capital on June 30, 2022 and December 31, 2021).

(b) Joint ventures - Du Agro Holdings S.A. (49% of the total and voting capital on June 30, 2022 and December 31, 2021).

(iii) As mentioned in Note 2 (ii), the Group valued the investments held through our investment funds at fair value. The fair value of investments is presented in the statement of income as Net income from financial instruments at fair value through profit or loss.

12.	Property, equipment, goodwill, intangible assets and lease

a)	Changes in the period

	Property and equipment	Intangible assets

As of January 1, 2021	204,032	713,563
Additions	51,760	166,993
Business combination	-	27,298
Write-offs	(1,975)	(2,548)
Transfers	5	(5)
Foreign exchange	(486)	-
Depreciation / amortization in the period	(10,421)	(97,946)
As of June 30, 2021	242,915	807,355
Cost	291,723	973,734
Accumulated depreciation / amortization	(48,808)	(166,379)

As of January 1, 2022	313,964	820,975
Additions	20,600	15,481
Business combination	-	38,637
Write-offs	-	(6,014)
Transfers	(15,000)	-
Foreign exchange	(554)	772
Depreciation / amortization in the period	(15,441)	(57,631)
As of June 30, 2022	303,569	812,220
Cost	377,406	1,095,807
Accumulated depreciation / amortization	(73,837)	(283,587)

b)	Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating units (“CGU”) and, therefore, goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2021. As of June 30, 2022, there were no indicators of a potential impairment of goodwill.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

c)	Leases

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period.

	Right-of-use assets	Lease liabilities

As of January 1, 2021	183,134	208,448
Additions (i)	10,167	10,167
Depreciation expense	(19,612)	-
Write-offs	(856)	-
Interest expense	-	7,926
Revaluation	24,079	23,544
Effects of exchange rate	(2,795)	(3,752)
Payment of lease liabilities	-	(26,962)
As of June 30, 2021	194,117	219,371

As of January 1, 2022	284,509	318,555
Additions (i)	14,029	14,117
Depreciation expense	(43,534)	-
Interest expense	-	11,220
Revaluation	8,394	(89)
Effects of exchange rate	(5,130)	(5,858)
Payment of lease liabilities	-	(49,275)
As of June 30, 2022	258,268	288,670
Current	-	81,649
Non-current	258,268	207,021

(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

The Group did not recognize rent expense from short-term leases and low-value assets for the six month period ended June 30, 2022 (R$1,007 – June 30, 2021) and for the three months period ended June 30, 2022 (R$ 105 – June 30, 2021). The total rent expense for the six month period ended June 30, 2022 is R$ 4,033 (R$ 11,003 – June 30, 2021) and for the three months period ended June 30, 2022 is R$ 2,040 (R$ 4,933 – June 30, 2021) and include other expenses related to leased offices such as condominium for the six months period ended June 30, 2022.

13.	Financing Instruments payable

	June 30, 2022	December 31, 2021

Market funding operations (a)	27,867,647	20,122,206
Deposits	15,166,428	9,898,630
Demands deposits	307,360	229,691
Time deposits	14,856,352	9,662,694
Interbank deposits	2,716	6,245
Financial bills	3,234,940	2,587,738
Structured operations certificates	9,456,128	7,635,838
Others	10,151	-
Debt securities (b)	3,662,567	4,306,880
Debentures	27,652	169,094
Bond	3,634,915	4,137,786
Total	31,530,214	24,429,086

Current	14,560,832	8,018,854
Non-Current	16,969,382	16,410,232

(a)	Maturity

Maturity - June 30, 2022
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	307,360	-	-	-	-	-	307,360
Others		-	-	-	10,151	-	10,151
Time deposits	2,266,755	1,618,290	2,400,143	2,395,224	3,914,949	2,260,991	14,856,352
Interbank deposits	-	-	-	-	2,716	-	2,716
Financial bills	-	-	941	-	1,542,351	1,691,648	3,234,940
Structured operations certificates	6,428	4,080	1,693	6,497	83,254	9,354,176	9,456,128
Total	2,580,543	1,622,370	2,402,777	2,401,721	5,553,421	13,306,815	27,867,647

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

Maturity – December 31, 2021
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	229,691	-	-	-	-	-	229,691
Time deposits	751,676	520,694	712,092	3,231,965	2,341,770	2,104,497	9,662,694
Interbank deposits	-	3,125	-	-	-	3,120	6,245
Financial bills	-	-	-	10,945	6,164	2,570,629	2,587,738
Structured operations certificates	1,510	3,940	5,428	9,120	21,640	7,594,200	7,635,838
Total	982,877	527,759	717,520	3,252,030	2,369,574	12,272,446	20,122,206

(b)	Debt securities

The total balance is comprised of the following issuances:

		June 30, 2022			December 31, 2021
		Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total
Bonds (i)	Fixed rate	-	3,634,915	3,634,915	-	4,137,786	4,137,786
Debentures (ii)	Fixed rate/Variable Rate	-	27,652	27,652	169,094	-	169,094
Total		-	3,662,567	3,662,567	169,094	4,137,786	4,306,880
Current				-			169,094
Non- Current				3,662,567			4,137,786

(i)	XP Inc Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$ 3,697 million) with maturity on July 1, 2026 and bear interest at the rate of 3.250% per year and will be guaranteed by XP Investimentos S.A.

(ii)	XP Energy issuance

a.	Debentures

On December 8, 2021, XP Energia issued non-convertible Debentures in the amount of R$485,511. The Debentures series has a maximum authorized issuance up to R$1,000,000. The objective is to fund the Group’s working capital and treasury investments related to wholesale electricity trade business. The principal amount is due and will be paid on the maturity date of December 8, 2023. The interest rate is CDI+2.5% pre-fixed rate annually payable. On June 30, 2022 the total amount is R$ 521,900, out of which R$ 27,652 is held by entities outside the Group and as such is included in the consolidated financial statement.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

14.	Borrowings

	Interest rate %	Maturity	June 30, 2022	December 31, 2021

Financial institution (i)	0.813%	May 2023	1,550,261	1,651,871
Financial institution (ii)	CDI (*)+ 0.774%	April 2023	279,115	276,911
Third parties			1,829,376	1,928,782

Total borrowings			1,829,376	1,928,782

Current			1,829,376	1,661,067
Non-current			-	267,715

(*) Brazilian Interbank Offering Rate (CDI).

(i) Loan agreement with Banco Nacional de México. On May 2022, the loan agreement was rolled over for 1 year, amending the maturity to May 2023.

(ii) Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months.

Some of the obligations above contain financial covenants, which have certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 29 (ii)).

15.	Other financial assets and financial liabilities

a)	Other financial assets

	June 30, 2022	December 31, 2021
Foreign exchange portfolio	1,258,568	331,563
Receivables from IFAs	174,343	177,895
Others financial assets	1,522	1,723
(-) Expected losses on other financial assets (i)	(50,605)	(49,666)
Total	1,383,828	461,515

Current	1,258,568	331,563
Non-current	125,260	129,952

(i) The reconciliation of gross carrying amount and the expected loss according with IFRS 9 are presented in Note 10.

b)	Other financial liabilities

	June 30, 2022	December 31, 2021
Foreign exchange portfolio	1,648,742	425,409
Structured financing (i)	1,841,089	2,415,400
Credit cards operations	3,359,742	2,522,833
Contingent consideration (ii)	743,443	743,443
Commitments subject to possible redemption (iii)	1,040,706	1,080,721
Lease liabilities	288,670	318,555
Others	272,625	174,111
Total	9,195,017	7,680,472

Current	8,253,402	5,860,674
Non-current	941,615	1,819,798

(i) Financing for maintenance of financial assets required to perform financial transactions.

(ii) Contractual contingent considerations mostly associated with the investment acquisition. The maturity of the total contingent consideration payment is up to 6 years and the contractual maximum amount payable is R$ 878,506 (the minimum amount is zero).

(iii) Related to the IPO transaction of XPAC Acquisition Corp. that occurred on August 3, 2021. The capital issued by XPAC Acquisition Corp. includes conditionally redeemable Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control. The noncontrolling shareholders of XPAC Acquisition Corp. have the right to redeem their shares in cash at the earliest of (i) upon the completion of XPAC Acquisition Corp’s initial business combination or (ii) 24 months from the closing of the IPO transaction.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

16.	Private pension liabilities

As of June 30, 2022, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 4 (a)).

Changes in the period:

	Six months period ended June 30,
	2022	2021
As of January 1	31,921,400	13,387,913
Contributions received	1,424,165	1,214,582
Transfer with third party plans	5,534,583	7,427,935
Withdraws	(1,122,868)	(499,120)
Gain (loss) from FIE	1,344,268	514,261
As of June 30	39,101,548	22,045,571

17.	Income tax

a)	Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet
	June 30, 2022	December 31, 2021

Tax losses carryforwards	316,413	108,138
Goodwill on business combinations (i)	5,731	12,429
Provisions for IFAs’ commissions	86,270	76,974
Revaluations of financial assets at fair value	140,559	173,740
Expected credit losses	55,861	43,931
Profit sharing plan	247,254	260,865
Net gain (loss) on hedge instruments	(1,930)	28,124
Share-based compensation	501,852	385,594
Other provisions	174,547	154,340
Total	1,526,557	1,244,135
Deferred tax assets	1,541,464	1,273,069
Deferred tax liabilities	(14,907)	(28,934)

	Net change in the six months period ended June 30,		Net change in the three months period ended June 30,
	2022	2021	2022	2021

Tax losses carryforwards	208,275	142,062	(166,253)	5,521
Goodwill on business combinations (i)	(6,698)	(8,618)	(724)	(6,080)
Provisions for IFAs’ commissions	9,296	10,803	(119)	1,476
Revaluations of financial assets at fair value	(33,181)	(96,592)	68,105	(134,303)
Expected credit losses (ii)	11,930	24,599	5,836	22,409
Profit sharing plan	(13,611)	97,184	173,658	177,996
Net gain (loss) on hedge instruments	(30,054)	(155)	7,135	(16,913)
Share based plan	116,258	140,058	50,655	70,009
Other provisions	20,207	(10,650)	40,082	22,638
Total	282,422	298,691	178,375	142,753

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the acquired entity is sold or merged into another entity.

(ii)	Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

	Six months period ended June 30,
	2022	2021

As of January 1	1,244,135	496,694
Foreign exchange variations	(8,335)	4,688
Charges to statement of income	260,015	140,332
Tax relating to components of other comprehensive income	30,742	153,671
As of June 30	1,526,557	795,385

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 15,680 (December 31, 2021 - R$ 39,446) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

b)	Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the six months period ended June 30:

	Six months period		Three months period
	ended June 30,		ended June 30,
	2022	2021	2022	2021

Income before taxes	1,723,687	1,786,641	867,248	1,002,425
Combined tax rate in Brazil (a)	34%	34%	34%	34%
Tax expense at the combined rate	586,054	607,458	294,865	340,824

Income (loss) from entities not subject to taxation	50	1,550	28	(626)
Effects from entities taxed at different rates	827	53,047	(27,731)	38,978
Effects from entities taxed at different taxation regimes (b)	(669,073)	(482,126)	(354,424)	(266,322)
Intercompany transactions with different taxation	(12,279)	(33,608)	5,168	(20,214)
Tax incentives and related donation programs	-	(3,271)	-	(2,727)
Non deductible expenses (non-taxable income), net	42,348	(1,044)	35,574	4,187
Effect from social contribution on net income rate (Law No. 14,183)	(4,415)	(25,396)	(4,415)	(25,396)
Others	13,343	4,608	5,600	2,446
Total	(43,145)	121,218	(45,335)	71,150

Current	216,870	261,551	52,724	221,053
Deferred	(260,015)	(140,333)	(98,059)	(149,903)
Total expense / (credit)	(43,145)	121,218	(45,335)	71,150

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

Other comprehensive income

The tax (charge) credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) Credit	After tax

Foreign exchange variation of investees located abroad	(10,352)	-	(10,352)
Gains (losses) on net investment hedge	16,360	(5,477)	10,883
Changes in the fair value of financial assets at fair value	(392,819)	159,147	(233,672)
As of June 30, 2021	(386,811)	153,670	(233,141)

Foreign exchange variation of investees located abroad	(22,174)	-	(22,174)
Gains (losses) on net investment hedge	26,840	(12,002)	14,838
Changes in the fair value of financial assets at fair value	(67,446)	42,744	(24,702)
As of June 30, 2022	(62,780)	30,742	(32,038)

18.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

As of June 30, 2022, the Company had R$24 of issued capital which were represented by 447,300,536 Class A common shares and 112,717,094 Class B common shares.

(b)        Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

The Board of Directors approved in December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of June 30, 2022, the outstanding number of shares reserved under the plans were 14,870,047 restricted share units (“RSUs”) (December 31, 2021- 15,153,830) and 2,966,060 performance restricted units (“PSUs”) (December 31, 2021 - 2,966,060) to be issued at the vesting date.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business

(c)	Treasury Shares

The Group recognized amounts of treasury shares as a result of: (i) the merger of XPart into XP Inc., which was settled through XP Inc.’s own shares; (ii) the share buy-back program, approved on May, 2022. (iii) the share purchase agreement with Itaú Unibanco, signed on June 2022. The treasury shares are registered as a deduction from equity until the shares are cancelled or reissued.

As of June 30, 2022, the Group held 3,011,167 shares in treasury (726,776 – December 31, 2021) with an amount of R$ 418,269 (R$ 171,919 - December 31, 2021)

(d)        Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

For the six months period ended June 30, 2022, XP Inc. has not declared and paid dividends to the shareholders.

Non-controlling shareholders of some XP Inc’s subsidiaries has received dividends in the period ended of June 30, 2022.

(e)        Other comprehensive income

Other comprehensive income is comprised of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.

19.	Related party transactions

The main transactions carried with related parties, conducted on an arm’s length basis, including interest rates, terms and guarantees, and period-end balances arising from such transactions are as follows:

	Assets (Liabilities)		Revenue (Expenses)
			Six months period ended June 30,		Three months period ended June 30,
Relation and transaction	June 30, 2022	December 31, 2021	2022	2021	2022	2021

Shareholders with significant influence (i)	(4,511,864)	(2,096,701)	(103,836)	(35,404)	(51,990)	(13,808)
Securities	217,820	194,892	9,900	1,415	5,489	787
Securities purchased under agreements to resell	267,994	-	6,985	2,556	3,375	1,726
Accounts receivable	2,321	9,205	473	369	280	72
Securities sold under repurchase agreements	(4,999,999)	(2,300,798)	(121,194)	(39,723)	(61,134)	(16,393)
Borrowings	-	-	-	(21)	-	-

(i)	These transactions are mainly related to Itausa S.A. Group.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; (v) insurance and (vi) loan operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

20.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	June 30, 2022	December 31, 2021
Tax contingencies	10,751	10,374
Civil contingencies	15,229	12,539
Labor contingencies	6,405	6,395
Total provision	32,385	29,308

Judicial deposits (i)	11,502	11,202

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the balance sheets and referred above for information.

Changes in the provision during the period

	Six months period ended June 30,		Three months period ended June 30,
	2022	2021	2022	2021
At the beginning of period	29,310	19,711	30,679	26,024
Monetary correction	2,079	4,930	441	432
Provision accrued	2,470	5,102	1,569	1,794
Provision reversed	(202)	(1,252)	-	(1,239)
Payments	(1,272)	(2,078)	(304)	(598)
At the end of period	32,385	26,413	32,385	26,413

Nature of claims

a)	Tax

As of June 30, 2022 the Group has claims classified as probable risk of loss in the amount of R$ 10,751 (December 31, 2021 - R$ 10,374), regarding questioning the definition of the basis for calculating revenues to be paid correctly. This case was pending the specialized technical report after the decision of the court of second instance to grant the right to provide evidence and send the case back to the court of first instance. These processes are supported by judicial deposits in their entirety.

b)	Civil

The majority of the civil and administrative claims involve matters that are normal and specific to the business, and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of June 30, 2022, there were 130 civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 15,229 (December 31, 2021 - R$ 12,539).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

c)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of June 30, 2022, the Company and its subsidiaries are the defendants in approximately 24 cases involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 6,405 (December 31, 2021 - R$ 6,395).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible, and the contingencies amount to approximately R$ 686,578 (December 31, 2021 - R$ 487,121).

Below is summarized these possible claims by nature:

	June 30, 2022	December 31, 2021
Tax (i)	373,654	228,602
Civil (ii)	293,395	232,775
Labor	19,528	25,744
Total	686,578	487,121

(i)	In December 2019, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2015, allegedly in violation of Brazilian Law 10,101/00. Currently, the first appeal was denied by the first administrative level of the Revenue Service Office. The Group will provide the ordinary appeal to the Administrative Council of Tax Appeals (“CARF”). There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice.

In November 2021, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2017, allegedly in violation of Brazilian Law 10,101/00 and non-deductible expenses for the income tax in amount of received by the members of Council. The amount claimed is R$97,456. An administrative appeal was filed against the assessment, which is awaiting judgment by the Federal Revenue of Brazil (“RFB”).

In December 2021, the Group received a tax assessment in total amount of R$ 58,262 for benefits that occurred in 2016, regarding the amortized goodwill originated in the acquisition of the General Atlantic and Actis at XP CCTVM in different years (2013 and 2016). An administrative appeal was filed against the assessment, which is awaiting judgment by the Federal Revenue of Brazil (“RFB”).

In June 2022, the Group was notified by the Public Labor Ministry for requirement of FGTS (Fund for Guaranteed Time of Service) due to employees in the profit sharing payments related to the calendar years from 2015 until 2020, allegedly in violation of Brazilian Law 10,101/00. The Group has presented its administrative defense.

(ii)	The Group is defendant in 605 (December 31, 2021 – 586) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

21.	Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Six months period ended June 30,		Three months period ended June 30,
	2022	2021	2022	2021
Major service lines
Brokerage commission	1,060,334	1,291,026	499,981	649,702
Securities placement	745,446	982,529	454,481	513,206
Management fees	807,477	694,222	478,475	384,325
Insurance brokerage fee	70,843	66,484	34,650	34,522
Educational services	14,677	45,871	6,839	27,005
Commission fees	192,205	58,633	98,924	41,542
Other services	204,116	212,491	115,513	110,662
Gross revenue from services rendered	3,095,098	3,351,256	1,688,863	1,760,964
(-) Sales taxes and contributions on services (i)	(277,594)	(295,585)	(136,311)	(159,949)
	2,817,504	3,055,671	1,552,552	1,601,015

(i) Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)	Net income from financial instruments

	Six months period ended June 30,		Three months period ended June 30,
	2022	2021	2022	2021
Net income from financial instruments at fair value through profit or loss	3,197,514	2,931,144	1,181,853	1,769,780
Net income from financial instruments measured at amortized cost and at fair value through other comprehensive income	595,321	(298,291)	746,974	(330,579)
Total income from financial instruments	3,792,835	2,632,853	1,928,827	1,439,201
(-) Taxes and contributions on financial income	(59,992)	(42,398)	(52,379)	(22,131)
	3,732,843	2,590,455	1,876,448	1,417,070

c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Six months period ended June 30,		Three months period ended June 30,
	2022	2021	2022	2021
Brazil	6,355,597	5,460,686	3,331,895	2,927,529
United States	192,488	168,000	96,868	83,085
Europe	2,262	17,440	237	7,471
Revenues	6,550,347	5,646,126	3,429,000	3,018,085

	June 30, 2022	December 31, 2021
Brazil	8,551,856	3,802,978
United States	106,887	122,829
Europe	4,773	4,081
Selected assets (i)	8,663,516	3,929,888

(i) Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

None of the clients represented more than 10% of our revenues for the periods presented.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

22.	Operating costs

	Six months period ended June 30,		Three months period ended June 30,
	2022	2021	2022	2021
Commission and incentive costs	1,362,521	1,362,097	726,438	685,592
Operating losses	24,743	16,690	10,545	9,279
Other costs	435,462	296,272	221,459	142,753
Clearing house fees	207,505	183,639	105,876	84,604
Third parties’ services	29,429	55,620	15,296	24,791
Other (i)	198,528	57,013	100,287	33,358
Total	1,822,726	1,675,059	958,442	837,624

(i)	Other cost include operational errors and other costs.

23.	Operating expenses by nature

	Six months period ended June 30,		Three months period ended June 30,
	2022	2021	2022	2021

Selling Expenses (a)	58,492	106,319	39,310	61,901

Administrative expenses	2,770,440	2,081,173	1,477,738	1,114,895
Personnel expenses	1,993,874	1,550,921	1,094,388	857,183
Compensation	862,432	592,007	441,423	297,387
Employee profit-sharing and bonus	723,099	687,644	450,133	400,166
Executives profit-sharing	59,143	38,874	34,412	32,220
Other personnel expenses (b)	349,200	232,396	168,420	127,410
Other taxes expenses	32,192	17,156	21,037	5,598
Depreciation of property and equipment and right-of-use assets	58,975	30,033	25,285	14,881
Amortization of intangible assets	57,631	97,946	30,422	43,584
Data processing	316,063	203,563	167,904	104,833
Technical services	74,017	56,395	43,882	31,124
Third parties' services	174,842	78,312	59,125	41,975
Other administrative expenses (c)	62,846	46,847	35,695	15,717
Total	2,828,932	2,187,492	1,517,048	1,176,796

(a) Selling expenses refers to advertising and publicity.

(b) Other personnel expenses include benefits, social charges and others.

(c) Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

24.	Other operating income (expenses), net

	Six months period ended June 30,		Three months period ended June 30,
	2022	2021	2022	2021

Other operating income	35,483	120,648	16,308	92,249
Revenue from incentives from Tesouro Direto, B3 and Others	4,464	100,889	822	82,413
Other operating income (a)	31,019	19,759	15,486	9,836

Other operating expenses	(42,411)	(30,752)	(23,278)	(20,715)
Legal proceedings and agreement with customers	(4,442)	(2,034)	(1,019)	(1,208)
Losses on write-off and disposal of assets	(1,786)	(2,905)	(1,070)	(1,232)
Charity	(19,730)	(9,979)	(13,844)	(6,951)
Other operating expenses (b)	(16,453)	(15,834)	(7,345)	(11,324)

Total	(6,928)	89,896	(6,970)	71,534

(a) Other operating income include recovery of charges and expenses, reversal of operating provisions, interest received on tax and others.

(b) Other operating expenses include fines and penalties, association and regulatory fees and other expenses.

25.	Share-based plan

Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares.

Set out below are summaries of XP Inc's RSU and PSU activity for the six months period ended June 30, 2022.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1	15,153,830	2,966,060	18,119,890
Granted	690,950	-	690,950
Forfeited	(942,212)	-	(942,212)
Vested	(32,521)	-	(32,521)
Outstanding, June 30	14,870,047	2,966,060	17,836,107

For the six and three months period ended June 30, 2022 and 2021, total compensation expense of both plans were R$425,651 (2021 - R$343,586), including R$100,210 (2021 - R$77,461) of tax provisions and does not include any tax benefits on total share-based compensation expense once, this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

The original weighted-average grant-date fair value of RSU and PSU shares was US$27 and US$ 34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognized as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan have not been modified.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

26.	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares. The shares in the share based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the six and three months period ended of June 30:

	Six months period ended June 30,		Three months period ended June 30,
	2022	2021	2022	2021
Net Income attributable to owners of the Parent	1,765,355	1,664,312	911,251	930,644
Basic weighted average number of outstanding shares (i)(iii)	558,966	559,059	558,712	559,059
Basic earnings per share - R$	3.1583	2.9770	1.6310	1.6647
Effect of dilution
Shared-based plan (ii) (iii)	17,972	13,442	18,038	13,209
Diluted weighted average number of outstanding shares (iii)	576,938	572,500	576,750	572,268
Diluted earnings per share - R$	3.0599	2.9071	1.5800	1.6262

(i)	See on Note 18, the number of XP Inc.’s outstanding common shares during the period.

(ii)	See on Note 25, the number of shares granted and forfeited during the period regarding XP Inc.’s Share-based plan.

(iii)	Thousands of shares.

27.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e. Stock Exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) - The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward - at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

•	Options - option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Other financial assets and liabilities - Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

•	Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.

•	Contingent consideration: Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	June 30, 2022
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	57,080,231	10,440,702	-	67,520,933	67,520,933
Derivative financial instruments	381,691	18,174,427	-	18,556,118	18,556,118
Investments in associates measured at fair value	-	-	1,477,175	1,477,175	1,477,175
Fair value through other comprehensive income
Securities	36,182,599	-	-	36,182,599	36,182,599
Evaluated at amortized cost
Securities	8,058,344	105,070	-	8,163,414	8,177,857
Securities purchased under agreements to resell	-	4,960,785	-	4,960,785	4,811,826
Securities trading and intermediation	-	3,148,972	-	3,148,972	3,148,972
Accounts receivable	-	626,965	-	626,965	626,965
Loan operations	-	15,656,601	-	15,656,601	16,418,230
Other financial assets	-	1,383,828	-	1,383,828	1,383,828
Financial liabilities
Fair value through profit or loss
Securities	5,145,883	491,094	-	5,636,977	5,636,977
Derivative financial instruments	258,791	18,817,925	-	19,076,716	19,076,716
Evaluated at amortized cost
Securities sold under repurchase agreements	-	30,526,651	-	30,526,651	30,534,448
Securities trading and intermediation	-	15,272,083	-	15,272,083	15,272,083
Financing instruments payable	-	31,276,319	-	31,276,319	31,530,214
Borrowings	-	1,798,872	-	1,798,872	1,829,376
Accounts payables	-	475,570	-	475,570	475,570
Other financial liabilities	-	8,451,574	743,443	9,195,017	9,195,017

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

	December 31, 2021
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	49,677,779	8,502,176	-	58,179,955	58,179,955
Derivative financial instruments	194,911	10,748,803	-	10,943,714	10,943,714
Fair value through other comprehensive income
Securities	32,332,377	-	-	32,332,377	32,332,377
Evaluated at amortized cost
Securities	1,870,205	671,977	-	2,542,182	2,238,807
Securities purchased under agreements to resell	-	9,124,719	-	9,124,719	8,894,531
Securities trading and intermediation	-	1,405,651	-	1,405,651	1,405,651
Accounts receivable	-	469,086	-	469,086	469,086
Loan operations	-	12,844,037	-	12,844,037	12,819,627
Other financial assets	-	461,515	-	461,515	461,515
Financial liabilities
Fair value through profit or loss
Securities loaned	2,146,398	518,804	-	2,665,202	2,665,202
Derivative financial instruments	157,710	11,750,473	-	11,908,183	11,908,183
Evaluated at amortized cost
Securities sold under repurchase agreements	-	26,276,252	-	26,276,252	26,281,345
Securities trading and intermediation	-	15,597,555	-	15,597,555	15,597,555
Financing instruments payable	-	23,974,348	-	23,974,348	24,429,086
Borrowings	-	1,932,859	-	1,932,859	1,928,782
Accounts payables	-	867,526	-	867,526	867,526
Other financial liabilities	-	6,937,029	743,443	7,680,472	7,680,472
Investments in associates measured at fair value	-	-	1,221,424	1,221,424	1,221,424

As of June 30, 2022, and December 31, 2021 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 9.71% p.a. Change in the discount rate by 100 bps would increase/decrease the fair value by R$15,668. The change in the fair value in the contingent consideration between the acquisition date and June 30, 2022 was not material.

The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$14,771.

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of June 30, 2022, the Group had no transfers between Level 2 and Level 3.

28.	Management of financial risks and financial instruments

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding one specific subsidiary XP CCTVM, the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seek to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2021. There have been no changes in the risk management department or in any risk management policies since the year-end.

Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

June 30, 2022
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(4,020)	(260,614)	(592,155)
Exchange coupons	Foreign currencies coupon rate	(6,412)	(44,422)	(87,119)
Foreign currencies	Exchange rates	(1,529)	157,628	550,942
Price indexes	Inflation coupon rates	(37)	(6,605)	(17,235)
Shares	Shares prices	(1,682)	83,570	99,519
Seed Money (i)	Seed Money	(6,943)	(173,586)	(347,171)
		(20,623)	(244,029)	(393,219)

December 31, 2021
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(285)	(110,555)	(204,607)
Exchange coupons	Foreign currencies coupon rate	(35)	(5,578)	(11,325)
Foreign currencies	Exchange rates	(364)	177,203	384,340
Price indexes	Inflation coupon rates	(248)	(53,407)	(103,602)
Shares	Shares prices	(1,483)	(131,753)	92,024
Seed Money (i)	Seed Money	(6,203)	(155,068)	(310,136)
		(8,618)	(279,158)	(153,306)

(i)	Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, price of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

29.	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital on the basis of the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, Structured financing and debentures as shown in the balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

The net debt and corresponding gearing ratios as of June 30, 2022 and December 31, 2021 were as follows:

	June 30, 2022	December 31, 2021
Group debt (Note 30) (i)	6,244,083	7,073,021
Structured financing (Note 15 (b))	1,841,089	2,415,400
Total debt	8,085,172	9,488,421
Cash	(3,244,141)	(2,485,641)
Securities purchased under agreements to resell (Note 3 (a))	(74,373)	(1,071,328)
Certificate deposits (Securities) (Note 4 (a))	(217,819)	(194,892)
Net debt	4,548,839	5,736,560

Total Equity attributable to owners of the Parent company	16,292,230	14,416,836
Total capital	20,841,069	20,153,396
Gearing ratio %	21.83%	28.46%

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary XP CCTVM, leader of the Prudential Conglomerate (which includes Banco XP), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

At June 30, 2022 the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

(ii)	Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing and lease liabilities” (Notes 14), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.

On June 30, 2022, the amount of contracts under financial covenants is R$ 279,115 (December 31, 2021 – R$446,005). The Group has complied with these covenants throughout the reporting period.

Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated

30.	Cash flow information

a.	Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures	Bonds	Total
Total debt as of January 1, 2021	284,087	208,448	335,250	-	827,785
Acquisitions / Issuance	1,570,639	10,167	500,018	-	2,080,824
Payments	(14,213)	(26,962)	(167,052)	-	(208,227)
Revaluation	-	23,544	-	-	23,544
Net foreign exchange differences	(74,753)	(3,752)	-	-	(78,505)
Interest accrued	9,024	7,926	3,758	-	20,708
Interest paid	(37)	-	(3,976)	-	(4,013)
Total debt as of June 30, 2021	1,774,747	219,371	667,998	-	2,662,116

Total debt as of January 1, 2022	1,928,782	318,555	705,975	4,128,306	7,081,618
Acquisitions / Issuance	-	14,117	25,724	-	39,841
Payments	(2,062)	(49,275)	(175,999)	-	(227,336)
Revaluation	-	(89)	-	-	(89)
Net foreign exchange differences	(99,760)	(5,858)	-	(249,365)	(354,983)
Interest accrued	27,340	11,220	52,006	58,456	149,022
Interest paid	(24,924)	-	(13,460)	(63,838)	(102,222)
Total debt as of June 30, 2022	1,829,376	288,670	594,246	3,873,559	6,585,851

(i)	Debt securities includes Debentures measured at FVPL presented in Note 4(e) and does not include fair value adjustments of (i) Debentures - R$ 75,500 and (ii) Bonds - R$ 238,645.

b.	Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes include business combination (Note 2e) through accounts payables – R$ 27,544.

31.	Subsequent Events

On July 19, 2022, XP Investimentos issued non-convertible debentures in the amount of R$1,800,000 (R$900,000 of series 1 and R$900,000 of series 2). The debentures series, added together, has a maximum authorized issuance up to R$1,800,000. The principal amount is due and will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2022 In thousands of Brazilian Reais, unless otherwise stated